August 12, 2024

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

       Re: Real Messenger Corp
           Amendment No. 10 to Registration Statement on Form F-4
           Filed August 9, 2024
           File No. 333-273102
Dear Kwai Hoi Ma:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2024 letter.

Amendment No. 10 to Form F-4
Cover Page

1. Pursuant to Section 4.2(b) of Amendment 5 to the Merger Agreement, the Purchaser will issue 6.4 million Ordinary shares, comprised of 2.8 million Class A Purchaser Ordinary
       Shares and 3.6 million Class B Purchaser Ordinary Shares. Annex A provides a breakdown that is comprised of 2.9 million Class A Purchaser Ordinary Shares and 3.5 million Class B Purchaser Ordinary Shares. Tell us why the settlement terms within the
       Amended Merger Agreement differ. In addition, the revised cover page disclosure indicates that Mr. Ma will hold 3.3 million PubCo Class B Ordinary shares and his wife will hold 1.2 million for a total of 4.5 million Class B Ordinary Shares while disclosures elsewhere in the filing continue to refer to the issuance of 3.6 million PubCo Class B and
       2.8 million PubCo Class A Ordinary Share. Further, you refer to Mr. Ma and his family holding 4.6 million Pubco Class B Ordinary Shares on page 69. Please explain the
 August 12, 2024
Page 2

       inconsistencies between the Merger Agreement and your revised cover page disclosures as well as the inconsistences within your filing. Revise as necessary.
2. Please provide us with the calculations to support your revised disclosures where you indicate that Real Messenger Shareholders will have approximately 89.6% of the aggregate voting power of all issued PubCo Ordinary Shares while Sponsor will have approximately 7.54%. Ensure your calculations are supported by the terms of the amended Merger Agreement.
Nasdaq De-Listing Notice, page 20

3. We note that Nova Vision Acquisition Corp received a non-compliance notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC on
       August 8, 2024. Please revise this section to update the status of Nova Vision Acquisition
       Corp's NASDAQ listing as of the most recent practicable date.
General

4. We note Nova Vision Acquisition filed a Form 8-K on August 12, 2024 indicating that at the August 6, 2024 Annual Meeting, shareholders approved the proposal to amend the company's amended and restated memorandum and articles of incorporation giving Nova
       Vision the right to extend the date by which to complete a business combination for six additional times from August 10, 2024 to February 10, 2025. Please revise your disclosures throughout the filing where you state Nova Vision "expects to hold its annual meeting" and discuss the outcome of such meeting. In addition, tell us whether any shareholders elected to redeem their shares as a result of such election and if so, ensure the pro forma financial statements are appropriately revised.
5. Please revise to include Amendment No. 5 to the Agreement and Plan of Merger or tell us why it is not required.
      Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-
551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence Venick